Exhibit 99.1

 Sierra Wireless Reports Second Quarter 2020 Results

VANCOUVER, British Columbia--(BUSINESS WIRE)--August 6, 2020--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its second quarter ended June 30, 2020. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We continue to improve the Company’s operating efficiency and drive focus towards being the global leader in fully integrated IoT solutions, showcased by our recently announced divestiture in the embedded automobile business,” said Kent Thexton, President and CEO of Sierra Wireless. “Despite a challenging environment given the COVID-19 pandemic, our Second Quarter results met our expectations and we are cautiously optimistic about the second half of the year as we are seeing some business improvements as we prepare for an upcoming launch of our new 5G embedded modules and routers.”

Revenue for the second quarter of 2020 was $144.1 million compared to $191.4 million in the second quarter of 2019, a decrease of 24.7%. Quarterly revenue for our two business segments was as follows: (i) Revenue from Embedded Broadband at $62.2 million in the second quarter of 2020, a decrease of 32.5% compared to $92.2 million in the second quarter of 2019, reflecting lower automotive revenue due to the impact of COVID-19 and lower mobile computing module sales. (ii) Revenue from IoT Solutions was $81.8 million in the second quarter of 2020, a decrease of 17.5% compared to $99.2 million in the second quarter of 2019 due to lower hardware sales in Enterprise gateway products and IoT Solutions modules due to the impact of COVID-19. Within this segment we had solid year-over-year recurring and other service revenue growth of 12.2% driven by growth in connected devices and the addition of revenue from the M2M Group acquisition. Recurring and other services revenue in the second quarter was $28.1 million, representing 19.5% of consolidated revenue and Product revenue was $116.0 million, representing 80.5% of consolidated revenue.

GAAP RESULTS

  Gross margin was $45.9 million, or 31.8% of revenue, in the second quarter of 2020 compared to $59.0 million, or 30.8% of revenue, in the second quarter of 2019.
  Operating expenses were $63.7 million and loss from operations was $17.8 million in the second quarter of 2020 compared to operating expenses of $82.2 million and loss from operations of $23.3 million in the second quarter of 2019. In the second quarter of 2019, we recorded restructuring expenses of $18.2 million.
  Net loss was $15.6 million, or loss of $0.43 per diluted share, in the second quarter of 2020 compared to $28.2 million, or loss of $0.78 per diluted share, in the second quarter of 2019.
  Short-term borrowings were $15.0 million as at June 30, 2020 compared to $25.0 million as at March 31, 2020.

NON-GAAP RESULTS(1)

  Gross margin was 31.8% in the second quarter of 2020 compared to 30.8% in the second quarter of 2019.
  Loss from operations was $10.0 million in the second quarter of 2020 compared to earnings from operations of $3.4 million in the second quarter of 2019.
  Net loss was $11.1 million, or loss of $0.30 per diluted share, in the second quarter of 2020 compared to net earnings of $2.5 million, or earnings of $0.07 per diluted share, in the second quarter of 2019.
  Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") loss were $5.3 million in the second quarter of 2020 compared to Adjusted EBITDA earnings of $7.9 million in the second quarter of 2019.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash, cash equivalents and restricted cash at the end of the second quarter of 2020 was $62.5 million, representing a decrease of $10.3 million from the end of the first quarter of 2020. The decrease in cash was primarily driven by the partial repayment of our revolving credit facility and capital expenditures, partially offset by cash flow provided by operating activities.

Divestiture of Automotive Embedded Module Product Line

On July 23, 2020, we entered into a definitive agreement with Rolling Wireless (H.K.) Limited ("Rolling Wireless"), a consortium led by Fibocom Wireless Inc. of Shenzhen to divest our Shenzhen, China-based automotive embedded module product line for $165 million in cash, subject to normal working capital adjustments at closing. The automotive product line includes approximately $19 million in cash. Revenue for the automotive product line is part of our Embedded Broadband reportable segment and was approximately $166 million in 2019. The Company will exit automotive applications but will continue to invest in other products in its Embedded Broadband segment, specifically high-speed cellular modules typically used in Enterprise applications. We expect that approximately 150 employees will become employees of Rolling Wireless, of which approximately 120 employees are located in Mainland China and 30 are located in Europe or the Asia-Pacific region. The transaction is expected to close in the fourth quarter of 2020 and remains subject to customary closing conditions, including approval from China's Ministry of Commerce.

The divestiture enables the Company to strengthen its focus on fully integrated, device-to-cloud IoT solutions, driving high value recurring revenue and allows the Company to invest further in 5G embedded modules and routers. The transaction will also strengthen our balance sheet by providing additional liquidity.

Credit Facilities

During the second quarter, we amended our revolving credit agreement with Canadian Imperial Bank of Commerce ("CIBC") to increase our total borrowing capacity from $30.0 million to $50.0 million and extended the maturity date of the facility form July 2021 to April 2023. On July 22, we entered into a Cdn$12.5M term loan agreement with CIBC backed by the Canadian Government under the Business Credit Availability Program to provide for additional liquidity to the Company.

Financial Guidance

The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to evaluate the effects of COVID-19 on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows and/or results of operations for the third quarter 2020 and beyond cannot be reasonably estimated at this time. The ultimate size of the impact of the COVID-19 pandemic on our business will depend on future developments which cannot be currently predicted.

Given these conditions, we continue not to provide guidance although we are seeing some business improvements. In conjunction with the recently announced divestiture of the embedded automotive business, we have begun to initiate actions to reduce operating expenses by approximately $20 million which serves to rightsize the remaining business and improve ongoing earnings and cashflows.

We will continue to monitor the effects of COVID-19 on our business.

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

Non-GAAP Financial Measures

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other non-recurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other non-recurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Conference call and webcast details

Sierra Wireless President and CEO, Kent Thexton, and CFO, Samuel Cochrane, will host a conference call and webcast with analysts and investors to review the results pre-market open on Thursday August 6, 2020, at 7:30 AM Eastern time (4:30 AM Pacific time). A live slide presentation will be available for viewing during the call from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

  Toll-free (Canada and US): 1-877-201-0168
  Alternate number: 1-647-788-4901
  Conference ID: 4597453

To access the webcast, please follow the link below:

Sierra Wireless Q2 2020 Conference Call and Webcast

If the above link does not work, please copy and paste the following URL into your browser:

https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=A280B71B-E106-4CC3-8EF3-F7F8A9B6DA04

The webcast will remain available at the above link for one year following the call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our 2020 corporate update; financial guidance for our fiscal year 2020; the impact of COVID-19 on customer demand, our supply chain, manufacturing capacity, our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; anticipated benefits of our recently announced divestiture of the automotive product line (the "Sale Transaction") and the Company's exit from automotive applications; the anticipated timing of the closing of the Sale Transaction; expectations regarding movement of employees pursuant to the Sale Transaction; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and routers. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements:

  Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
  Are not promises or guarantees of future performance. They represent our current views and may change significantly.
  Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
    the scope and duration of the COVID-19 pandemic and its impact on our business;
    our ability to return to normal operations after the COVID-19 pandemic has subsided;
    expected component supply constraints and manufacturing capacity;
    customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
    our ability to realize the anticipated benefits of the Sale Transaction;
    our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;
    our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
    expected macro-economic business conditions;
    expected cost of sales;
    our ability to win new business;
    our ability to integrate acquired businesses and realize expected benefits;
    our ability to renew or obtain credit facilities when required;
    expected deployment of next generation networks by wireless network operators;
    our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
    expected tax and foreign exchange rates.
  Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
    prolonged negative impact from COVID-19;
    our access to capital if required;
    competition from new or established competitors or from those with greater resources;
    natural catastrophes or public health epidemics could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
    risks that the Sale Transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares;
    failure to satisfy the conditions to the consummation of the Sale Transaction and the receipt of certain governmental and regulatory approvals;
    risks that the Sale Transaction may fail to realize the expected benefits;
    the loss of, or significant demand fluctuations from, any of our significant customers;
    our financial results being subject to fluctuation;
    our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
    our ability to respond to changing technology, industry standards and customer requirements;
    failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
    deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
    our ability to attract or retain key personnel and the impact of organizational changes on our business;
    cyber-attacks or other breaches of our information technology security;
    risks related to the transmission, use and disclosure of user data and personal information;
    disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
    risks that the acquisition of the M2M Group or our investments and partnerships may fail to realize the expected benefits;
    risks related to infringement on intellectual property rights of others;
    our ability to obtain necessary rights to use software or components supplied by third parties;
    our ability to enforce our intellectual property rights;
    our reliance on single source suppliers for certain components used in our products;
    our dependence on a limited number of third party manufacturers;
    unanticipated costs associated with litigation or settlements;
    our dependence on mobile network operators to promote and offer acceptable wireless data services;
    risks related to contractual disputes with counterparties;
    risks related to governmental regulation;
    risks inherent in foreign jurisdictions; and
    risks related to tariffs or other trade restrictions.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

AirPrime, AirLink, AirVantage, mangOH and Legato are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) (In thousands of U.S. dollars, except where otherwise stated) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue
IoT Solutions	$81,836	$99,145	$160,626	$193,432
Embedded Broadband	62,226	92,229	141,012	171,755
	144,062	191,374	301,638	365,187
Cost of sales
IoT Solutions	51,298	62,334	102,077	122,142
Embedded Broadband	46,894	70,091	110,104	129,466
	98,192	132,425	212,181	251,608
Gross margin	45,870	58,949	89,457	113,579
Expenses
Sales and marketing	22,283	23,755	47,053	46,261
Research and development	22,680	22,111	44,829	44,908
Administration	12,977	12,893	25,112	25,290
Restructuring	245	18,180	860	19,577
Acquisition-related and integration	185	314	185	409
Amortization	5,330	4,967	10,729	10,211
	63,700	82,220	128,768	146,656
Loss from operations	(17,830)	(23,271)	(39,311)	(33,077)
Foreign exchange gain	3,534	854	565	2
Other expense	(280)	(102)	(471)	(71)
Loss before income taxes	(14,576)	(22,519)	(39,217)	(33,146)
Income tax expense (recovery)	1,031	5,657	(947)	6,253
Net loss	$(15,607)	$(28,176)	$(38,270)	$(39,399)
Other comprehensive gain (loss):
Foreign currency translation adjustments, net of taxes of $nil	4,318	95	(548)	(3,520)
Comprehensive loss	$(11,289)	$(28,081)	$(38,818)	$(42,919)

Net loss per share (in dollars)
Basic	$(0.43)	$(0.78)	$(1.05)	$(1.09)
Diluted	(0.43)	(0.78)	(1.05)	(1.09)
Weighted average number of shares outstanding (in thousands)
Basic	36,341	36,156	36,309	36,131
Diluted	36,341	36,156	36,309	36,131
SIERRA WIRELESS, INC. CONSOLIDATED BALANCE SHEETS (In thousands of U.S. dollars, except where otherwise stated) (unaudited)

	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$60,111	$75,454
Restricted cash	2,346	3,629
Accounts receivable, net of allowance of $3,820 (December 31, 2019 - $3,170)	105,260	131,432
Inventories	66,326	54,291
Prepaids and other	25,427	19,256
	259,470	284,062
Property and equipment, net	41,195	39,924
Operating lease right-of-use assets	22,433	25,609
Intangible assets, net	78,842	70,072
Goodwill	216,231	207,595
Deferred income taxes	2,108	2,096
Other assets	9,512	9,982
	$629,791	$639,340
Liabilities
Current liabilities
Short-term borrowings	$15,000	$—
Accounts payable and accrued liabilities	181,855	173,556
Deferred revenue	10,310	10,610
	207,165	184,166
Long-term obligations	44,361	43,774
Operating lease liabilities	21,193	25,154
Deferred income taxes	9,731	4,921
	282,450	258,015
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,345,691 shares (December 31, 2019 - 36,233,361 shares)	437,608	435,532
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 10,274 shares (December 31, 2019 – 44,487 shares)	(86)	(370)
Additional paid-in capital	41,465	38,212
Retained deficit	(117,882)	(78,833)
Accumulated other comprehensive loss	(13,764)	(13,216)
	347,341	381,325
	$629,791	$639,340
SIERRA WIRELESS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of U.S. dollars) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cash flows provided by (used in):
Operating activities
Net loss	$(15,607)	$(28,176)	$(38,270)	$(39,399)
Items not requiring (providing) cash
Amortization	8,538	8,118	17,023	16,489
Stock-based compensation	3,276	4,102	6,458	7,260
Deferred income taxes	(16)	4,961	(9)	5,038
Unrealized foreign exchange (gain) loss	(4,772)	(2,230)	361	(1,976)
Other	(59)	478	(207)	586
Changes in non-cash working capital
Accounts receivable	18,730	1,184	26,288	17,998
Inventories	(2,881)	1,116	(11,555)	(5,619)
Prepaids and other	(4,858)	2,129	(5,659)	(5,518)
Accounts payable and accrued liabilities	3,256	22,765	6,033	7,599
Deferred revenue	82	1,347	(1,216)	2,718
Cash flows provided by (used in) operating activities	5,689	15,794	(753)	5,176
Investing activities
Additions to property and equipment	(5,728)	(4,273)	(9,727)	(8,131)
Additions to intangible assets	(743)	(905)	(1,471)	(1,393)
Proceeds from sale of property and equipment	204	27	224	84
Proceeds from sale of iTank business	—	—	—	500
Acquisition of M2M Group, net of cash acquired	(172)	—	(18,391)	—
Cash flows used in investing activities	(6,439)	(5,151)	(29,365)	(8,940)
Financing activities
Issuance of common shares	—	73	—	167
Purchase of treasury shares for RSU distribution	(194)	(267)	(220)	(267)
Taxes paid related to net settlement of equity awards	(50)	(75)	(626)	(745)
Decrease in other long-term obligations	(83)	(73)	(187)	(214)
Proceeds from (repayment of) credit facility	(10,000)	—	15,000	—
Cash flows provided by (used in) financing activities	(10,327)	(342)	13,967	(1,059)
Effect of foreign exchange rate changes on cash and cash equivalents	766	325	(475)	516
Cash, cash equivalents and restricted cash, increase (decrease) in the period	(10,311)	10,626	(16,626)	(4,307)
Cash, cash equivalents and restricted cash, beginning of period	72,768	74,364	79,083	89,297
Cash, cash equivalents and restricted cash, end of period	$62,457	$84,990	$62,457	$84,990
SIERRA WIRELESS, INC. RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(In thousands of U.S. dollars, except where otherwise stated)	2020		2019
	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$45,870	$43,587	$219,990	$51,368	$55,043	$58,949	$54,630
Stock-based compensation and related social taxes	65	49	167	20	44	44	59
Realized losses on hedge contracts	(74)	(1)	(4)	1	—	(2)	(3)
Gross margin - Non-GAAP	$45,861	$43,635	$220,153	$51,389	$55,087	$58,991	$54,686

Earnings (loss) from operations - GAAP	$(17,830)	$(21,481)	$(58,021)	$(12,385)	$(12,559)	$(23,271)	$(9,806)
Stock-based compensation and related social taxes	3,276	3,224	13,194	1,802	3,876	4,102	3,414
Acquisition-related and integration	185	—	974	274	291	314	95
Restructuring	245	615	28,160	2,309	6,274	18,180	1,397
Other non-recurring costs	687	87	2,903	795	279	662	1,167
Impairment	—	—	877	877	—	—	—
Realized gains (losses) on hedge contracts	(411)	(98)	(187)	81	24	(183)	(109)
Acquisition-related amortization	3,886	3,889	14,514	3,593	3,610	3,624	3,687
Earnings (loss) from operations - Non-GAAP	$(9,962)	$(13,764)	$2,414	$(2,654)	$1,795	$3,428	$(155)

Net loss - GAAP	$(15,607)	$(22,663)	$(70,538)	$(10,918)	$(20,221)	$(28,176)	$(11,223)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other non-recurring costs (recoveries)	4,393	3,926	46,108	6,057	10,720	23,258	6,073
Amortization	8,538	8,485	33,177	8,573	8,115	8,118	8,371
Interest and other, net	280	191	301	109	121	102	(31)
Foreign exchange loss (gain)	(3,945)	2,871	1,109	(1,585)	2,988	(1,037)	743
Income tax expense (recovery)	1,031	(1,978)	10,920	90	4,577	5,657	596
Adjusted EBITDA	(5,310)	(9,168)	21,077	2,326	6,300	7,922	4,529
Amortization (exclude acquisition-related amortization)	(4,652)	(4,596)	(18,663)	(4,980)	(4,505)	(4,494)	(4,684)
Interest and other, net	(280)	(191)	(301)	(109)	(121)	(102)	31
Income tax expense - Non-GAAP	(838)	(739)	(2,418)	(176)	(653)	(859)	(730)
Net earnings (loss) - Non-GAAP	$(11,080)	$(14,694)	$(305)	$(2,939)	$1,021	$2,467	$(854)

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.43)	$(0.62)	$(1.95)	$(0.30)	$(0.56)	$(0.78)	$(0.31)
Non-GAAP - (in dollars per share)	$(0.30)	$(0.41)	$(0.01)	$(0.08)	$0.03	$0.07	$(0.02)

SIERRA WIRELESS, INC. SEGMENTED RESULTS

	2020		2019
(In thousands of U.S. dollars, except where otherwise stated)	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$81,836	$78,790	$377,808	$90,937	$93,439	$99,145	$94,287
Gross margin
- GAAP	$30,538	$28,011	$140,158	$33,665	$35,203	$36,811	$34,479
- Non-GAAP	$30,533	$28,035	$140,222	$33,676	$35,203	$36,833	$34,510
Gross margin %
- GAAP	37.3%	35.6%	37.1%	37.0%	37.7%	37.1%	36.6%
- Non-GAAP	37.3%	35.6%	37.1%	37.0%	37.7%	37.2%	36.6%

Embedded Broadband
Revenue	$62,226	$78,786	$335,705	$83,364	$80,586	$92,229	$79,526
Gross margin
- GAAP	$15,332	$15,576	$79,832	$17,703	$19,840	$22,138	$20,151
- Non-GAAP	$15,328	$15,600	$79,931	$17,713	$19,884	$22,158	$20,176
Gross margin %
- GAAP	24.6%	19.8%	23.8%	21.2%	24.6%	24.0%	25.3%
- Non-GAAP	24.6%	19.8%	23.8%	21.2%	24.7%	24.0%	25.4%

Total
Revenue	$144,062	$157,576	$713,513	$174,301	$174,025	$191,374	$173,813
Gross margin
- GAAP	$45,870	$43,587	$219,990	$51,368	$55,043	$58,949	$54,630
- Non-GAAP	$45,861	$43,635	$220,153	$51,389	$55,087	$58,991	$54,686
Gross margin %
- GAAP	31.8%	27.7%	30.8%	29.5%	31.6%	30.8%	31.4%
- Non-GAAP	31.8%	27.7%	30.9%	29.5%	31.7%	30.8%	31.5%

Revenue by Type
Product	$115,975	$130,743	$614,384	$147,760	$149,396	$166,348	$150,880
Recurring and other services	$28,087	$26,833	$99,129	$26,541	$24,629	$25,026	$22,933

Contacts

Sierra Wireless Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
Samuel Cochrane
Chief Financial Officer
+1 (604) 231-1100
investor@sierrawireless.com